Exhibit 99.1

Huazhu Group Limited Announces Director Resignation

SHANGHAI, China, December 22, 2021 -- Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu” or the “Company”), a world-leading hotel group, today announced that Mr. Sébastien Bazin has resigned as a director of the Company, effective immediately. Upon the resignation of Mr. Bazin, Mr. Gaurav Bhushan has also ceased to be an alternate director to Mr. Bazin.

After this change, the Company’s board of directors (the “Board”) will be comprised of seven directors, including Mr. Qi Ji, Mr. Shangzhi Zhang, Mr. John Jiong Wu, Ms. Tong Tong Zhao, Mr. Jian Shang, Ms. Lei Cao and Mr. Theng Fong Hee.

The Board would like to thank Mr. Bazin and Mr. Bhushan for their dedication and contribution to Huazhu’s growth over the years, and wish them success in their future endeavors.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of September 30, 2021, Huazhu operated 7,466 hotels with 722,983 rooms in operation in 17 countries. Huazhu’s brands include Blossom House, CitiGO Hotel, Crystal Orange Hotel, Elan Hotel, HanTing Hotel, Hi Inn, JI Hotel, Joya Hotel, Madison Hotel, Manxin Hotel, Ni Hao Hotel, Orange Hotel and Starway Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including IntercityHotel, Jaz in the City, MAXX by Steigenberger, Steigenberger Hotels & Resorts and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Ibis, Ibis Styles and Mercure, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2021, Huazhu operates 15 percent of its hotel rooms under lease and ownership model, and 85 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

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